  Exhibit 99.3

(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF AURYN RESOURCES INC.

FOR THE YEAR ENDED DECEMBER 31, 2019

Dated: March 19, 2020

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

TABLE OF CONTENTS

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD UP TO MARCH 19, 2020		3
1.1	Date and forward-looking statements	6
1.1.1	Forward-looking statements and risk factors	6
1.2.1	Description of business	7
1.2.2	Peruvian projects	8
	Sombrero	8
	Curibaya	14
	Huilacollo	17
	Baños del Indio	18
1.2.3	Committee Bay and Gibson MacQuoid projects	18
	Committee Bay	18
	Gibson MacQuoid	21
1.2.4	Homestake Ridge project	21
1.2.5	Qualified persons and technical disclosures	22
1.3	Selected annual financial information	24
1.4	Discussion of operations	25
1.5	Summary of quarterly results	27
1.6/1.7	Financial position and liquidity and capital resources	28
1.8	Off-balance sheet arrangements	33
1.9	Transactions with related parties	34
1.10	Subsequent events	34
1.11	Proposed transactions	35
1.12	Critical accounting estimates	35
1.13	Changes in accounting policies including initial adoption	37
1.14	Financial instruments and other instruments	37
1.15	Other requirements	38

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD UP TO MARCH 19, 2020

Corporate highlights

●
On March 18, 2020, Auryn Resources Inc. (the “Company” or “Auryn”) provided a corporate update and discussed its response to concerns surrounding the COVID-19 pandemic, and the potential impact on the Company’s business. The Company advised that all of its office employees had been given the option to work from home, while personnel in Peru had been recalled from the field due to a 15 day government imposed lockdown in the country. The Company also announced its plans to release an initial PEA on the Homestake Ridge project and revised targets for its Committee Bay project in the coming weeks.

●
On February 27, 2020, Auryn completed a non-brokered private placement, which closed in two tranches, for gross proceeds of $15,000, by issuing 9,375,000 common shares priced at $1.60 (the “2020 Offering”). A total of $59,000 was paid in commissions. Proceeds from the 2020 Offering will be used to fund continued surface exploration at its Sombrero and Curibaya projects located in southern Peru and for general working capital (see press release dated February 27, 2020).

●
On February 6, 2020, concurrent with the closing of the first tranche of the 2020 Offering, the Company completed an amendment to the September 2019 bridge loan (the “Loan Amendment”) to provide certain conversion rights to both the lender and the Company, as well as reducing the interest rate to 5% from the date of the Loan Amendment (see press release dated February 6, 2020).

●
On December 17, 2019, the Company announced the appointment of Christian Rios as Vice President of South America. Mr. Rios is a professional geologist (P.Geo.) with a Masters in Economic Geology from the University of Arizona and brings nineteen years of experience in exploration, mining development and operations, specializing in Peru. Mr. Rios will be responsible for leading the operations of Auryn’s exploration activities in Peru.

●
On September 12, 2019, Auryn closed a secured bridge loan facility (the “Bridge Loan”) for up to $6,000, of which $3,000 was drawn.

●
On July 11, 2019, the Company closed a non-brokered flow-through private placement of 633,334 flow-through common shares (the “2019 FT Shares”) at a price of CAD$3.00 per 2019 FT Share for gross proceeds of $1,900 (the “July 2019 Offering”). The purpose of the July 2019 Offering was to fund the Company’s 2019 exploration program at its Committee Bay project.

●
On March 27, 2019, Auryn completed a non-brokered private placement for gross proceeds of $5,255. The placement consisted of 3,284,375 common shares (the “Shares”) priced at CAD$1.60 per Share (the “March 2019 Offering”).

●
On March 26, 2019, the Company announced the appointment of Stacy Rowa as Chief Financial Officer, effective April 1, 2019, upon the resignation of Peter Rees as Chief Financial Officer and Corporate Secretary to pursue a new opportunity.

●
On February 15, 2019 the Company announced that Jeffrey Mason, CPA, CA, was appointed to its Board of Directors. Mr. Mason is a corporate and financial professional with over 25 years of experience serving public companies in the mining and mineral exploration industry.

Operational highlights

●
On February 28, 2020, November 14 and October 28, 2019 the Company announced results from its initial surface programs at the Curibaya project in southern Peru. The work included a rock sampling program completed in Q4 2019 followed up by a geological mapping and sampling program completed in early 2020. Through geological mapping, a series of rhyolite to dacite flow dome complexes have been identified. Auryn’s technical team believes these domes are the source for the widespread, high-grade precious metal veins sampled to-date across a 4 x 4 kilometer alteration system. Highlights from the 2019 sampling include up to 7,990 g/t silver, 17.65 g/t gold and 6.97% copper.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

Operational highlights (continued)

●
On February 10, 2020 Auryn received its environmental permit, the Declaración de Impacto Ambiental (“DIA”), from the Peruvian Ministry of Energy and Mines for its Sombrero copper-gold project in Southern Peru. The DIA covers an area of 1,031 hectares and allows the Company to drill up to 33 holes from 23 platforms on the Ccascabamba Sombrero Main target area, where Auryn has completed the majority of its work to-date within the 130,000 hectare land package.

●
On January 17, 2020 the Company confirmed the age of the intrusives directly associated with mineralization at the Sombero copper – gold skarn project in Southern Peru. Based on results from five uranium – lead samples obtained from diorite sills at the Ccascabamba and Nioc targets, ages range from 38.85 to 40.47 million years. This places the mineralization within the same Eocene-aged metallogenic event that produced several world-class deposits in the Andahuaylas-Yauri belt.

●
On October 25, 2019, the Company announced results from its 2019 Committee Bay drill program which comprised 2,700 meters of diamond drilling in seven holes. A new gold-bearing hydrothermal system was identified through drilling at the Shamrock occurrence. Additionally, the Company’s technical team advanced its understanding of geophysical responses associated with high-grade gold mineralization at Committee Bay which will be used for targeting future programs.

●
On October 17, 2019, Auryn announced that it has expanded its land position in southern Peru by staking 8,500 additional hectares adjacent to its Milpoc target in the Sombrero North project area. The newly acquired Macha Machay claims were part of the 7,000 square kilometer area screened by Auryn during a regional exploration program and contain the highest copper values in stream sediments sampled by Auryn to date.

●
On September 30, 2019, the Company announced results from a rock sampling program at the Ccello prospect within the southern portion of the Sombrero district in southern Peru. Highlights from the rock sampling program include silver values of 981 g/t, 72.1 g/t, 64.4 g/t, 40.6 g/t, 26.6 g/t and 20.5 g/t. The project is defined by a 2-kilometer-by-1.5-kilometer high sulphidation alteration system.

●
On August 7, 2019, Auryn announced that it had acquired a 100% interest, subject to certain NSR royalties, in the Sambalay and Salvador concessions which are adjacent to its wholly owned Curibaya property in southern Peru for US $250,000.

●
On June 13, 2019 the Company announced results from 8 historical drill holes, totalling 998 meters of drilling, from the Fierrazo target at its Sombrero project. Highlights included 116 meters of 0.58% CuEq1 (0.42% Cu and 0.24 g/t Au), 90.4 meters of 0.51% CuEq (0.48% Cu and 0.05 g/t Au) and 51 meters of 0.53% CuEq (0.43% Cu and 0.16 g/t Au). The historical drill holes had been drilled in 2013 by Corporacion Aceros Arequipa S.A. (“Aceros”) targeting iron skarn mineralization. The results confirmed the copper-gold sulphide mineralization extends to depth underneath the area where surface channel sampling was conducted earlier in 2019 (see below for summary of press releases dated March 12 and April 3, 2019).

●
On June 4, 2019, Auryn announced that two new regional targets had been identified at its Homestake Ridge gold project in the Golden Triangle in BC, Canada, following a full review of the historical datasets, geological mapping, stream sediment and rock chip sampling. The 2019 exploration program, which was completed during Q3 2019, included additional geological and geophysical work at these newly defined targets. The results from the 2019 surface program are currently being interpreted by the technical team.

●
Effective May 20, 2019, the Company declared force majeure under its Mollecruz option agreement in one of the areas at its Sombrero project where it has not yet commenced work. The Company, to date, has been unable to obtain a community agreement allowing access to the concession to commence its work program. The Company continues to negotiate in good faith with the community to resolve this matter.

 Metal price used for 2019 copper and gold equivalent (CuEq and AuEq) calculations: Au $1300/oz and Cu $3.00/lb, no adjustments for metallurgical recoveries have been made.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

Operational highlights (continued)

●
On April 3 and March 12, 2019 the Company released results from its initial surface program at the Fierrazo area within the Sombrero project. Highlights from the continuous channel sampling at the Fierrazo target include a combined width of mineralization of 232 meters of 0.55% copper equivalent (0.47% copper and 0.13 g/t gold) with a higher-grade internal interval of 40 meters of 1.26% copper equivalent (1.23% copper and 0.05 g/t gold). The sampling helped further validate the potential 7.5 kilometers of strike length of high-grade exoskarn targets at the Sombrero Main area, which will be the focus of Auryn’s first drill program at the project.

●
On February 19, 2019 the Company announced the results of applying machine learning to its geological datasets to aid in the targeting process at its Committee Bay project. Highlights included the generation of 12 new targets and the identification of an additional parallel shear zone located to the north of the Aiviq structure.

●
On January 7, 2019 the Company announced the identification of significant copper mineralization at Milpoc. Select grab sample results ranged from 0.1 – 8.45% copper and 0.06 – 101 g/t silver.

< Refer to the page 6 for cautionary wording concerning forward-looking information>

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.1  Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn has been prepared by management to assist the reader to assess material changes in the consolidated financial condition and results of operations of the Company as at December 31, 2019 and for the year then ended. This MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes thereto as at and for the years ended December 31, 2019 and 2018 which have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). All dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is March 19, 2020.

1.1.1
Forward-looking statements and risk factors

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.1.1
Forward-looking statements and risk factors (continued)

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form (“AIF”). These are not the only risks and uncertainties that Auryn faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Readers should refer to the risks discussed in the Company’s AIF and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. These documents are for information purposes only and not incorporated by reference in this MD&A.

1.2.1 Description of business

Auryn Resources is a technically-driven, junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut, Canada and the Sombrero copper-gold project in southern Peru.

Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and social responsibility.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. The Company is listed on the Toronto Stock Exchange under the symbol AUG and effective July 17, 2017, the Company’s common shares commenced trading on the NYSE American under the US symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

Effective April 1, 2019, Mr. Rees resigned as Chief Financial Officer to pursue a new opportunity and the Company appointed Ms. Rowa. Ms. Rowa is a Canadian CPA, CA who has worked with Canadian and US publicly listed resource companies for the past 10 years, including the last 3 years with Auryn.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects

Sombrero

Figure 1 - Illustrates the Sombrero North and Sombrero South project areas within the western extension of the Andahuaylas-Yauri Belt of southern Peru

The Sombrero Project is located 340 kilometers SE of Lima in southern Peru and is hosted in the interpreted western extension of the Andahuaylas-Yauri belt. The project is located on the western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from surface sampling. The principal targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

The current project consists of approximately 130,000 hectares of mineral claims covering a number of coincident gold and copper geochemical anomalies. Figure 1 above illustrates the Sombrero project area, which consists of the Sombrero North and Sombrero South areas. The main project area, where the Company has focused the majority of its exploration work, has been Sombrero North which is comprised of 75,036.7 net hectares; while the Sombrero South concession blocks lie within approximately 80 km south and east of this main project area. The land package was assembled through three separate option agreements, detailed below, and a series of staking campaigns, with the Company most recently adding 8,500 hectares to the Sombrero North area in September 2019 (Figure 1) (see full press release dated October 17, 2019).

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Sombrero (continued)

The Company is currently in the process of renewing the surface rights agreement it has in place with the local community which covers the Sombrero Main target area for a two year period and is actively working towards securing agreements with other local communities in order to expand its access to other parts of the project area.

Alturas Option

On June 28, 2016, the Company entered into an option with Alturas Minerals Corp. whereby Auryn was granted the option to earn up to a 100% interest in the central area of the project referred to as Sombrero Main. Under the terms of this option, the Company may earn a 100% interest in the 6 mineral claims by making option payments of US$0.2 million, completing US$2.1 million in work expenditures within a five-year period and by making a final payment of US$5.0 million. As at December 31, 2019, the Company has satisfied the option payment requirements of the agreement and has incurred approximately US$1.7 million in exploration work on the project.

Mollecruz Option

On June 22, 2018, the Company acquired the rights to the Mollecruz concessions located north of Sombrero Main, which is host to the Good Lucky prospect. Under the terms of the Mollecruz Option, the Company may acquire a 100% interest in the concessions by completing US$3.0 million in work expenditures and by making payments totaling US$1.6 million to the underlying owner over a five-year period. At signing, Auryn paid US$50,000 and upon exercise of the option, the underlying owner will retain 0.5% NSR royalty with an advance annual royalty payment of US$50,000.

Effective May 20, 2019, the Company formally declared the existence of a force majeure event under the Mollecruz Option as the Company has been unable to reach an access agreement with the local community in order to commence work in the region. The declaration of force majeure has deferred the Company’s obligation to make the June 22, 2019 property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. The Company has continued to have active and open communications with the community in an effort to better inform community members about work plans and address those concerns that may be hindering the Company from obtaining access in this particular area.

Aceros Option

On December 13, 2018, the Company entered into a series of agreements with Corporacion Aceros Arequipa S.A. (“Aceros”) to acquire the rights to three key inlier mineral concessions, which include Fierrazo and Nioc. If the Aceros Option is fully exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. The Company is required to make a series of option payments totalling US$800,000, of which US$200,000 has been paid, as well as completing US$5.15 million in work expenditures over a five-year period, of which US$0.3 million has been spent to date.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Sombrero (continued)

Exploration

Figure 2 - Illustrates the primary Sombrero project area and the various Copper-Gold Skarn, Porphyry & Epithermal Targets

Since obtaining community access in early 2018, the Company has aggressively conducted surface geochemical and geophysical surveys across the southern portions of Sombrero Main in anticipation of an initial drill campaign. Work conducted to date in this area included 3,814 m of continuous channel samples, 913 rock samples, 261 soil samples and 13,156 XRF samples as well as 87 line-km of IP and 282 line-km of Mag. The results of this work have further indicated that Sombrero is host to a significant copper-gold system which contains porphyry, epithermal and skarn type mineralization. Auryn geologists completed grade control mapping throughout the Sombrero Main area with the goal of characterizing the controls on mineralization throughout the project area. The interpretation of this work is ongoing and constantly evolving.

In Q1 2019, the surface work was expanded into the newly acquired Fierrazo area and included continuous channel sampling which resulted in the extension of the mineralization to a potential 7.5 km target area over the Sombrero Main and Fierrazo areas. The identified contact zone between the Ferrobamba limestone and the Cascabamba intrusive body hosting high-grade copper and gold mineralization will continue to be the primary area of focus. Highlights from the continuous channel sampling at the Fierrazo include a combined width of mineralization of 232 meters of 0.55% copper equivalent (0.47% copper and 0.13 g/t gold) with a higher-grade internal interval of 40 meters of 1.26% copper equivalent (1.23% copper and 0.05 g/t gold) (Figure 4) (full results can be found in the Company’s press releases dated March 12 and April 3, 2019).

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Sombrero (continued)

The Company has also had the opportunity to make use of past workings by Aceros including collecting 37 representative grab samples from the waste dumps and ore stockpiles left at the formerly producing Fierrazo iron mine. The results of the samples indicate copper and gold mineralization within the hematite-magnetite exoskarn mineralization.  The average values of the samples were 0.91% Cu and 0.36 g/t Au. Complete results of this sampling can be found in the Company’s April 3, 2019 news release.

As announced April 29, 2019 the Company gained access to 988 meters of historical drill core from drilling conducted by Aceros (Figures 3 and 4). The previous sampling of the core by Aceros was considered incomplete as only partial sections were sampled targeting iron skarn mineralization. Additionally, historic analytical results did not include analysis for gold. On June 13, 2019 Auryn released the results of its sampling of the core. Highlights included 116 meters of 0.58% CuEq (0.42% Cu and 0.24 g/t Au), 90.4 meters of 0.51% CuEq (0.48% Cu and 0.05 g/t Au) and 51 meters of 0.53% CuEq (0.43% Cu and 0.16 g/t Au) (Figure 3). These results confirmed that the copper-gold sulfide mineralization extends to depth below where the Company had completed its channel sampling as discussed above (Figure 4). Collectively, the historical drill holes define a mineralized body totaling 300 meters of strike length with an average width of approximately 150 – 200 meters that is open both to the north and to the south.

Legend
Historical Drill Hole
Historical Drill Hole/ Channel Sampling Cu %
< 0.1%
0.1 - 0.25%
0.25 - 0.5%
0.5 - 1%
> 1%
Geology
Volcanic Cover
Ferrobamba Limestone
Sediment
Porphyritic Intrusive
Equigranular Intrusive
Texture Obliterated
Nioc
Chumpi Norte
Fierrazo
Sombrero Main
Corrales
Chumpi Sur
FE-DDH-02
51m of 0.53% CuEQ with 0.43% Cu and 0.16 g/t Au
14m of 0.48% CuEQ with 0.36% Cu and 0.19 g/t Au
27m of 0.35% CuEQ with 0.17% Cu and 0.28 g/t Au
FE-DDH-01B
64.1m of 0.37% CuEQ with 0.32% Cu and 0.08 g/t Au
Monzonite porphyry dyke
FE-DDH-01A
90.4m of 0.51% CuEQ with 0.48% Cu and 0.05 g/t Au
Fierrazo
40m of 1.26% CuEQ
19SRT-20
232m of 0.55% CuEQ
19SRT-21
48m of 0.51% CuEQ
FE-DDH-03B
50.8m of 0.53% CuEQ with 0.44% Cu and 0.15 g/t Au
FE-DDH-03A
116m of 0.58% CuEQ with 0.42% Cu and 0.24 g/t Au
FE-DDH-04
125.25m of 0.29% CuEQ with 0.20% Cu and 0.14 g/t Au
FE-DDH-05
76.4m of 0.40% CuEQ with 0.31% Cu and 0.14 g/t Au
Intrusive
Sediment
FE-DDH-06
52m of 0.27% CuEQ with 0.24% Cu and 0.06 g/t Au
N
100 m

Figure 3 - Illustrates the drill intercepts from the historical core at the Fierrazo exoskarn target.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Sombrero (continued)

Legend
Historical Drill Hole
Sombrero Claim
Channel Sampling Intercept
Marble
Wollastonite
Pyrite Outcrop
Geology
Superficial
Volcanic Cover
Quaternary Cover
Ferrobamba limestone
Sediment
Diorite to Monzodiorite
Texture Obliterated
Rocks Au g/t
2018 2017 Historical
> 2.5
1 - 2.5
0.5 - 1
0.2 - 0.5
0.1 - 0.5
Rocks Cu%
2018 Historical
> 1
0.5 - 1
0.25 - 0.5
0.1 - 0.25
Channel 19SRT-20/21:
232m of 0.55% CuEQ with 0.47% Cu and 0.13 g/t Au including:
- 40m of 1.26% CuEQ
- 48m of 0.51% CuEQ
Historical Drill Holes
Monzonite porphyry dyke
FE-DDH-01B
FE-DDH-01A
Fierrazo
FE-DDH-02
40m of 1.26% CuEQ
19SRT-20
232m of 0.55% CuEQ
19SRT-21
FE-DDH-03B
FE-DDH-03A
48m of 0.51% CuEQ
FE-DDH-04
Sediment
Intrusive
FE-DDH-05
FE-DDH-06
Legend
Historical Drill Hole
Channel Sampling Cu %
< 0.1%
0.1 - 0.25%
0.25 - 0.5%
0.5 - 1%
> 1%
N
100 m
Channel 18SRT-08:
60m of 0.29% CuEQ
99m of 0.46% CuEQ
Intrusive
Channel 18SRT-17:
6m of 0.63% CuEQ
6m of 0.21% CuEQ
Channel 18SRT-09:
105m of 0.30% CuEQ
Volcanic cover
Marble
3.5 km target area
Ferrobamba limestone
Channel 18SRT-18:
16m of 0.53% CuEQ
109m of 0.70% CuEQ*
including:
- 30m of 1.93% CuEQ
- 54m of 0.34% CuEQ
24m of 0.73% CuEQ
Channel 18SRT-16:
64m of 0.27% CuEQ
10m of 0.58% CuEQ
4m of 0.56% CuEQ
66m of 0.28% CuEQ
N
1 km
* Refer to news release dated September 26, 2018
Sombrero
Uchuy
Totora
Good Lucky
Nioc
Fierrazo
Sombrero Main

Figure 4 - illustrates the location of the 8 historical drill holes at the Fierrazo target in relation to the surface work Auryn has completed to date.

The Company’s initial permit application for drilling at Sombrero Main was submitted in June 2019. The Company recently received its environmental permit, or DIA, as announced February 10, 2020, which covers an area of 1,031 hectares. The DIA allows the Company to drill up to 33 holes from 23 platforms on the Ccascabamba Sombrero Main target area, where the majority of work to-date has been completed (Figure 5). The next step required in the permitting process is to obtain the authorization for Inicio de Actividades (“Start of Activities”), which was filed with the Peruvian authorities in February 2020 and includes the Consulta Previa (“Social Consultation”), which will be the government authority’s confirmation that the community supports the upcoming drill program as well as future exploration activities. Auryn has prioritized efforts to achieve excellent relations within the Huanca Sancos community through a number of beneficial social programs and is concurrently working through the renewal of the community access agreement which will grant the Company access for another two-year period.

Both the completion of the drill permit and the renewal and securing of key community access agreements, will continue to be the Company’s main focus in the coming months.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Sombrero (continued)

Sombrero Main/ Ccasccabamba Surface Mineralization
Legend
2020 Planned Drill Hole
Historical Drill Hole
Sombrero Claim
Channel Sampling Intercept
Marble
Geology
Superficial
Volcanic Cover
Ferrobamba Limestone
Upper Mara
Lower Mara
Hualhuani
Intrusive Porphyritic
Intrusive Equigranular
Rocks Au g/t
2018 2017 Historical
> 2.5
1 - 2.5
0.5 - 1
0.2 - 0.5
Rocks Cu%
2018 Historical
> 1
0.5 - 1
0.25 - 0.5
0.1 - 0.25
High-Grade Exoskarn Target
7 km of drill targets (All targets from surface to 400m)
Channel 19SRT-20/21: 232m of 0.55% CuEQ with 0.47% Cu and 0.13 g/t Au
Intrusive
FE-DDH-03A 116m of 0.58% CuEQ with 0.42% Cu and 0.24 g/t Au
Volcanic Cover
Channel 18SRT-08: 60m of 0.29% CuEQ 99m of 0.46% CuEQ
Channel 18SRT-18: 109m of 0.70% CuEQ* including: - 30m of 1.93% CuEQ - 54m of 0.34% CuEQ
Endoskarn Target
2018 Copper highlights: 3%, 0.38%, 0.34%, 0.28% & 0.22%
Porphyry Target
2018 Copper highlights: 5.25%, 0.84%, 0.46%, 0.44%, 0.42%, 0.41%, 0.38%, 0.28%, 0.27%, 0.26% & 0.24%
Channel 18SRT-09: 105m of 0.30% CuEQ
Channel 18SRT-16: 64m of 0.27% CuEQ 66m of 0.28% CuEQ
Channel 18SRT-15: 22m of 0.53% CuEQ 50m of 0.34% CuEQ
Ferrobamba
2018 Gold highlights: 31.6 g/t, 7.75 g/t, 5.91 g/t, 3.51 g/t, 3.09 g/t, 2.98 g/t, 1.06 g/t, 1.05 g/t, 0.88 g/t & 0.84 g/t
N
1 km
Sombrero

Figure 5: Illustrates the proposed drill plan on the Sombrero Main target area. The DIA allows Auryn to drill up to 33 holes from 23 platforms.

While the Company’s primary focus has been advancing the Sombrero Main target to a drill ready state, it has continued to conduct exploration work across its full land package to identify other areas of interest. The Good Lucky and Nioc target areas, which are situated adjacent to and show similar geological and geophysical signatures as Sombrero Main, are additional prospects which have produced highly anomalous results and warrant additional follow-up. The Good Lucky prospect, contained within the Mollecruz concessions, represents an outcropping copper-gold skarn system exposed over 600 meters where sampling has returned up to 5.12 g/t Au and 4.29% Cu. Rock samples from Nioc, contained within the Aceros option, have returned assays of up to 5.88 g/t Au and 9.09% Cu. The Company plans to expand its surface program into the Good Lucky and Nioc target areas once community agreements are obtained and the Company thereby gains access to the land.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Sombrero (continued)

In the meantime, surface work programs such as rock sampling, BLEG surveys and BLEG follow up continue to screen the overall land package in order to highlight additional mineralized centers. The Company recently conducted first-pass reconnaissance at the Ccello project in Sombrero South, which consisted of mapping and rock sampling to follow up on anomalous stream sediment samples from previously completed screening efforts. The program, which yielded silver values of up to 981 g/t (see full press release dated September 30, 2019), identified a previously unrecognized 2 x 1.5 km high sulphidation alteration system.

As announced in a press release dated October 17, 2019, the Company has also staked the Macha Machay claims as a result of its previously completed regional exploration program. The new claims, which contained the highest copper values in stream sediments observed through the regional program, are located adjacent to the Company’s Milpoc target and are within the land area where the Company has an existing community agreement.

See the press releases dated June 19, September 5, September 26, October 15, November 26, 2018 and January 7, March 12, April 3, September 30, and October 17, 2019 for complete results from the Company’s geophysical and geochemical surface programs at Sombrero.

Curibaya

Figure 6: Illustrates the position of the Curibaya Project with respect to the large copper porphyry mines in southern Peru.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Curibaya (continued)

On August 2, 2019, the Company acquired the rights to the Sambalay and Salvador concessions adjacent to the wholly owned Curibaya porphyry property in southern Peru, which was staked by the Company in 2016. Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C., the Company paid US$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

The Sambalay and Salvador concessions together represent a 4 by 4 kilometer alteration system that shows affinities to precious metal low to intermediate sulphidation systems. Historical high-grade sampling includes up to 13.50% copper, 23.6 g/t gold and 14,180 g/t silver (Figure 6), however despite these results, Auryn is unaware of any historical systematic exploration or drilling on the properties.

Collectively, the Curibaya project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and is accessible by road in 2 hours. The project lies 11 km south of the Incapuquio regional fault, which is viewed as a major control on the emplacement of mineralized porphyries in the region. The concessions are outside the 50km border zone and therefore do not require the Peruvian government to approve the acquisition by Auryn.

Figure 7: Illustrates the locations of the newly acquired Sambalay and Salvador concessions in relation to the Curibaya concessions and other projects in the region.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Curibaya (continued)

2019/2020 Curibaya Exploration

Since acquiring the Sambalay and Salvador concessions in August 2019, the Company completed a first-pass reconnaissance rock sampling program in Q4 2019 which sampled high-grade mineralization throughout a 1.5 km by 4.5 km quartz – sericite – pyrite alteration system, which was followed up with geological mapping and additional rock and channel sampling in early 2020. In total, 481 rock samples, 87 channel samples and 9 stream sediment samples have been taken with the aim of better understanding the spatial distribution of high-grade mineralization throughout the alteration system as well as confirming results from historical rock samples. Highlights from the 2019 and 2020 sampling include up to 7,990 g/t silver, 17.65 g/t gold and 6.97% copper.

The Company’s ongoing follow up program selectively sampled veins in previously unsampled areas and in doing so identified a new zone of mineralization approximately one kilometer to the northeast of the Company’s previous sampling thereby extending the alteration system to a 4 km by 4 km area. Through geological mapping a series of rhyolite to dacite flow dome complexes have been identified which the Company believes may be the sources of the widespread, high-grade precious metal veins sampled to date. In addition, a float sample 800 meters to the northeast returned grades of up to 9,180g/t silver and 42.6g/t gold (Figures 8 and 9) and will be followed up on in the next round of field work. See press releases dated February 28, 2020, November 14 and October 28, 2019 for full results from the Company’s surface programs at Curibaya.

With the goal of applying for an FTA drill permit that will allow for up to 20 drill pads, the Company plans to develop drill targets in the coming months through continued geological and alteration mineral mapping, targeted rock sampling along the margins of the dome complexes and ground based and airborne geophysical surveys.

Newly Identified High-Grade Vein Corridor
Sambalay Breccia
Potential Rhyolite Dome Complex
Sambalay Chico Fault
Legend
Curibaya Claims
Major Fault
Veins
Rock Ag g/t
New
Previous
45 - 85
85 - 250
> 250
Alteration
Silica Massive (>90)
Silica Clay (50-90)
Silica Clay (20-50)
Clay
Clorita-Epidota
Water Table Silicification
Sama Rhyolite Dome Complex
Cambaya Potential Dome Complex
Interpreted Structure
500 m
N
403
9180
373
263
514
332
494
946
321
1445
732
1190
874
736
6940
783
359
468
285
257
807
270
2290
210
1015
663
Brazil
Peru
Sombrero
Bolivia
Curibaya
Huilacollo

Figure 8: Illustrates additional silver values from vein samples taken across the project area and the new north-south trending corridor of veins over approximately 400 meters that have been identified.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Curibaya (continued)

2019/2020 Curibaya Exploration

Newly Identified High-Grade Vein Corridor
Sambalay Breccia
Potential Rhyolite Dome Complex
Sambalay Chico Fault
Legend
Curibaya Claims
Major Fault
Veins
Rock Au g/t
New
Previous
0.5 - 1
1 - 3
> 3
Alteration
Silica Massive (>90)
Silica Clay (50-90)
Silica Clay (20-50)
Clay
Clorita-Epidota
Water Table Silicification
Sama Rhyolite Dome Complex
Cambaya Potential Dome Complex
Interpreted Structure
500 m
N
42.6
1.07
1.39
1.96
1.35
4.92
2.07
1.17
15.6
4.84
1.06
1.74
1.2
4.78
2.76
7.62
1.94
4.84
1.89
Peru
Brazil
Bolivia
Sombrero
Curibaya
Huilacollo

Figure 9: Illustrates additional gold values from vein samples taken across the project area and the new north-south trending corridor of veins over approximately 400 meters that have been identified.

Huilacollo

The Huilacollo property, located in the Tacna province of southern Peru, comprises 2,000 hectares of intense hydrothermal alteration over a 4 by 6 km area that is consistent with epithermal Au/Ag mineralization. Historic drilling has identified a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well-defined feeder structures as highlighted by trench intercepts up to 38m at 6.7 g/t Au and drill holes including 34m at 2.14 g/t. The Company acquired the rights to Huilacollo through an option agreement with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire a 100% interest, subject to an NSR, through a combination of work expenditures and cash payments totaling US$7.0 million and US$8.75 million respectively. As of May 11, 2019, the Company had spent US$4.5 million at the Huilacollo project and did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. Under the terms of the Huilacollo option, the Company elected instead to make a cash payment of US$258,000 equal to 50% of the shortfall at the due date to keep the option in good standing.

Huilacollo Exploration

During 2017 and 2018 the Company completed its initial drill program, comprising five holes, at Huilacollo. Drilling successfully expanded mineralization to the northwest by 100 meters with drill hole 17-HUI-002 intersecting 62 meters of 0.45 g/t Au (including 22 meters of 0.71g/t Au) oxide mineralization from surface and drill hole 17-HUI-004 intersecting 22 meters of 0.2 g/t Au 100 meters to the southwest from hole 17-HUI-002. Additional drilling would target further extensions of mineralization as well as surface mineralization discovered at the Tacora prospect. The Company is currently determining its future exploration programs for Huilacollo.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Peruvian projects (continued)

Baños del Indio

The Baños del Indio property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and was held through an option whereby the Company could acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments. Despite the Company acting in good faith in its negotiations with the community, the Company was unable to reach an access agreement in order to initiate its exploration program on the Baños properties and as such the Company chose to terminate the Baños del Indio option in accordance with the agreement. On February 7, 2020, the Company formally gave notice to the option holder that it was terminating the agreement effective March 8, 2020. The Company had previously incurred a total of $337 (US$256,000) in option fees and other acquisition costs in relation to the Baños del Indio property, all of which were impaired as at December 31, 2019.

1.2.3
Committee Bay and Gibson MacQuoid projects

Figure 10 – regional map showing the locations of the Committee Bay and Gibson MacQuoid projects

Committee Bay

The Committee Bay Project is comprised of approximately 280,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and Amaruq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project, and an additional 1.5% NSR payable on only 7,596 hectares which is buyable within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Committee Bay and Gibson MacQuoid projects (continued)

Committee Bay Mineral resources

High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay project with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated May 31, 2017 as amended October 23, 2017 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade	Tonnes	Gold grade	Contained Au
		(g/t Au)	(t)	(g/t Au)	(oz)
Indicated	Near Surface	3	1760000	7.72	437000
	Underground	4	310000	8.57	86000
			2070000	7.85	524000
Inferred	Near Surface	3	590000	7.56	144000
	Underground	4	2340000	7.65	576000
			2930000	7.64	720000

Table 1: Three Bluffs indicated and inferred resource. See section 1.2.6 for cautionary language concerning mineral resources.

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

Committee Bay 2019 Exploration

Targeting and Machine Learning at Committee Bay

As a follow up to the results from the 2018 drill program, the Company engaged Computational Geosciences Inc. to implement machine learning technologies to assist in the targeting of high-grade gold mineralization at the Committee Bay project. The machine learning targeting processed the vast amount of historic and modern surface geochemical, geological, geophysical and drill data across the project to derive non-biased correlations within the dataset. The machine learning results, as press released February 19, 2019, generated a total of twelve new targets which included two targets overlapping with Auryn’s geologist derived targets adjacent to the Aiviq and Kalulik discoveries.

2019 Exploration Program

During Q3 2019 the Company completed a 2,700 meter diamond drill program at Committee Bay which targeted a combination of both machine learning and traditional geologist generated targets. To aid in the 2019 targeting along the Aiviq-Shamrock corridor, a 27 line – kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets.

In addition to drilling a new gold-bearing hydrothermal system along the regional fault zone that hosts the Aiviq and Kalulik systems, the program, through the use of geophysics, helped the Company advance its understanding of how to target high-grade mineralization. Going forward, conductivity and chargeability couplets, generated through the use of ground-based geophysical IP surveys and existing airborne geophysical data, will be used to produce drill targets. These targets will be delineated in areas where high conductivity responses, high chargeability responses and gold-in-till anomalies coincide.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Committee Bay and Gibson MacQuoid projects (continued)

The 2019 program also gave the Company the opportunity to test the machine learning platform. Three of the seven holes drilled were based on machine learning derived targets and the findings as well as additional data collected will be used as the Company continues to work with Computational Geosciences to refine the technology.

At the Shamrock target Auryn intersected 30 meters of 0.67 g/t gold, including 1.5 m of 5.03 g/t gold, which is characterized by quartz veining within gabbroic rocks (Figure 11). The Shamrock target is located 2.5 kilometers to the southwest of the Aiviq target where the Company drilled 10.5 meters of 1.22 g/t gold this summer (Figure 11).

Ice direction
Boulders
up to 186.1 g/t, 31.5 g/t, 26.3 g/t,
16.7 g/t, 13.2 g/t, 12.8 g/t
& 10.4 g/t Au
Legend
2019 Drill Holes
2018 Drill Holes
Previous Drill Holes
Major Structure
Machine Learning
Prospectivity High
Rock - Boulder
2019
Pre-2019
1 - 5
5 - 10
> 10
Boulders
12.9 g/t & 7.6 g/t Au
4.7 g/t Au over 12.2m
Aiviq
Boulders
up to 27.0 g/t, 23 g/t,
21.2 g/t, 11.1 g/t &
11 g/t Au
2019 Boulder:
24.9 g/t Au
Shamrock
Hole 18RG012:
▪ Strongest mineralization observed in core
- 13.5m @ 1.54 g/t Au at southwest
margin of the program
▪ Drilled up to
8.95 g/t Au at Aiviq
Kalulik
Boulders
12 g/t Au
15 km Shear Zone
Hole 19RG020
1.22 g/t Au over 10.5m
incl. 6.2 g/t Au over 1.5m
Hole 19SH001
0.67 g/t Au over 30m
0.40 g/t Au over 21.34m
300 km long greenstone belt
Aiviq
Kalulik
Shamrock
Three
Bluffs
Three Bluffs deposit
Indicated*: 524,000 oz 7.85 g/t
Inferred*: 720,000 oz 7.64 g/t
2 km
* Refer to NI43- 101 report dated May 31, 2017
as amended October 23, 2017 filed under
Auryn's profile at www.sedar.com

Figure 11 - Illustrates the 15 kilometers of strike length where three gold bearing hydrothermal systems have been drilled at the Kalulik, Shamrock and Aiviq targets along the regional shear zone.

2020 Plans
The Company is still in the process of analyzing the data from the 2019 drill program together with the advancements made by the Company’s technical team in their understanding of how to use the geophysical responses to target high-grade gold mineralization on the expansive belt. Sufficient fuel remains on site to complete a modest program and therefore a spring mobilization program is not necessary. The Company’s 2020 exploration plans will be decided based on the results of the targeting efforts that are currently underway.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Committee Bay and Gibson MacQuoid projects (continued)

Gibson MacQuoid

The Gibson MacQuoid project is an early stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 74,000 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

2019 Staking Program

In June 2019, the Company completed a small staking program in which 36 claims, totalling 42,640.7 hectares, were staked and have since been filed and approved. The staking of these claims, which overlap with the Company’s prospecting permits that expired in February 2020, was completed in order to maintain a contiguous land package over the current areas of interest as identified in the previous years’ work programs.

1.2.4
Homestake Ridge project

The Homestake Ridge project is located in the Skeena mining division in north-western British Columbia and covers approximately 7,500 hectares. The project is host to a high-grade gold, silver, copper, lead resource which remains open at depth and along strike in several zones.

	Tonnage	Gold	Gold	Silver	Silver	Copper	Copper
	(Mt)	(g/t)	(oz)	(g/t)	(Moz)	(%)	(Mlb)
Indicated	0.624	6.25	125,000	47.9	1.0	0.18	2.4
Inferred	7.245	4.00	932,000	90.9	21.2	0.11	16.9

Table 2: Combined Main Homestake, Homestake Silver and South Reef Resources at a 2 g/t AuEq cut-offs. See section 1.2.6 for cautionary language concerning mineral resources and refer to technical report dated September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com.

2019 Exploration and 2020 Plans

In July 2019, the Company completed a 558 ln-km Versatile Time Domain (VTEM) magnetic and electromagnetic survey flown by Geotech Airborne Geophysical Surveys. The survey was flown over two distinct blocks covering the newly identified Bria target area (see press release dated June 4, 2019) as well as the southern KN HSR 1 mineral claim.

The remainder of the 2019 exploration program at Homestake Ridge was focused on the newly identified mineralized zones outboard of the known resource area, namely Kombi and Bria. The work was guided by recently completed inversions of historical airborne geophysical data sets over the southern portion of the claims at Kombi as well as the VTEM data over the Bria target. Field work comprised detailed soil and rock chip sampling across Bria and Kombi. Results from the 2019 sampling program are currently being interpreted by the technical team to derive targets for further follow up programs.

The 2019 exploration program fully utilized the BC flow-through funds that were remaining at the beginning of the year. Further work at Homestake in 2020 will be subject to the conclusions and recommendations of the preliminary economic assessment which is currently underway.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.5
Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

Channel Sampling 2018/2019 (Sombrero, Peru)

Analytical samples were taken from each 1 meter (channels 18SRT-04 through 18SRT-09) or 2 meter (channels 18SRT-10 – 18SRT-20) interval of channel floor resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assays were repeated with ore grade four acid digest method (OG62). QA/QC programs for 2018/2019 channel grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than six consecutive meters of less than 0.1% Cu with a minimum length of the resulting composite of 5m. Copper and gold equivalent grades (CuEq and AuEq) were calculated for 2018 using gold price of US$1300/oz and copper price of US$3.28/lb and for 2019 using gold price of US$1300/oz and copper price of US$3.00/lb.

Historical Fierrazo Diamond Drill Hole (DDH) Re-Sampling 2019 (Sombrero)

Sample intervals averaged 2 meters where historical sample intervals taken and otherwise were 2 meters. Where at least half of HQ diameter core was present it was sawed into equal parts on site. Otherwise historical crush rejects were used in lieu of the core. In total 481 quarter core, 20 half core, and 10 crush rejects, approximately 3-5kg each, were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples were assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were near or greater than 10,000 ppm Cu the assays were repeated with ore grade four acid digest method (OG62). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than six consecutive meters of less than 0.1% Cu with a minimum length of the resulting composite of 5 meters.

Rocks 2019/2020 (Sombrero & Curibaya, Peru)

Approximately 2-3kg of material was collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assay were repeated with ore grade four acid digest method (OG62). Where OG62 results were greater or near 1500ppm Ag the assays were repeated with 30g nominal weight fire assay with gravimetric finish (Ag-GRA21). QA/QC programs for 2019/2020 rock samples using company and lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. These samples were collected in a non-representative manner. The mineralization may not be reflective of the underlying system.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.5
Qualified persons and technical disclosures (continued)

Historical Grab Samples – Sambalay and Salvador

The historical grab samples on Sambalay and Salvador were collected by Teck (2010-2011), Compania de Exploraciones Orion SAC (2010-2011) and Wild Acre Metals (2012-2013). Auryn has not conducted any due diligence on whether appropriate QA/QC protocols were followed in the collection of these samples, nor can it confirm their accuracy or repeatability.

Channel Sampling 2020 – Curibaya

Analytical samples were taken from each 1-meter interval of trench floor resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Arequipa, Peru for preparation and then to Lima, Peru for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assay were repeated with ore grade four acid digest method (Cu,Pb,Ag-OG62). Where OG62 results were greater or near 1500ppm Ag the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Ag-GRA21). QA/QC programs for 2020 channel samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

DDH 2019 (Committee Bay)

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive meters of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sending one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Grabs 2019 (Committee Bay)

Approximately 1-2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be considered as representative of the underlying mineralization.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates

This disclosure has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included in this disclosure have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource estimates disclosed may not be comparable to similar information disclosed by U.S. companies.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.5
Qualified persons and technical disclosures (continued)

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates (continued)

In addition, this disclosure uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on May 31, 2017 as amended October 23, 2017). The Homestake Ridge resource estimate was prepared by RPA (see Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia, September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com).

Peruvian interests within a special economic zone - Auryn holds certain interests in Peru through Corisur Peru SAC, which controls (among other) certain licenses (including the Huilacollo project) that are located within a special legal zone which runs 50km back from the Peruvian border. As a non-Peruvian company, Auryn’s right to ultimately acquire title over the shares issued by Corisur Peru SAC and to own and/or exploit these licenses requires approval from the Peruvian government. While Auryn is in the process of submitting its applications and does not foresee any legal reason why it would be denied the approval, some risk of denial or delay should be assumed to exist.

1.3
Selected annual financial information

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
			(Restated1)
Comprehensive loss for the period	$14,136	$17,389	$36,578
Net loss for the period	$13,933	$17,674	$36,500
Basic and diluted loss per share	$0.15	$0.21	$0.48
Total assets	$42,962	$43,523	$43,759
Total long-term liabilities	$2,134	$1,891	$1,662

1 Restated for change in accounting policy as disclosed in note 4 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2018.

The Company generated no revenues from operations during the above periods.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.4  Discussion of operations

Three months ended December 31, 2019 and 2018 (Q4 2019 vs. Q4 2018)

During the three months ended December 31, 2019, the Company reported a loss of $2,990 and loss per share of $0.03, compared to a loss of $2,351 and loss per share of $0.03 for the same period in 2018. Significant variances within operating expenses and other expenses, which in combination resulted in the $639 increase in the current period’s loss, are discussed as follows:

Operating expenses
(1)
Exploration and evaluation costs in Q4 2019 were $1,161 compared to $1,269 in Q4 2018, a decrease of

$108, driven by the following:

a.
Committee Bay decrease of $284 in Q4 2019 compared to the prior year period as less geological salaries and consulting time was allocated to the project in Q4 after ending the program earlier than in the prior year. Further to that, in Q4 2018 the Company wrote off $116 which related to a drill deposit that was unused in the 2018 program and could not be carried forward.

b.
Homestake increase of $128 in the current period related to work being done on the updated resource model and preliminary economic assessment.

(2)
Fees, salaries and other employee benefits in Q4 2019 were $708, including share-based compensation of $312, compared to $491 in Q4 2018, including share-based compensation of $146. The higher share-based compensation in the current quarter was driven by the timing and size of the grant, as well as the calculated fair value of the options.

Other expenses and income:

(3)
Finance expense of $124 was recorded in the three months ended December 31, 2019 in relation to the bridge loan that was entered in September 2019. There was no such expense reported in Q4 2018.

(4)
During Q4 2019, the Company recorded other income of $23 related to the amortization of the flow-through share premium liability compared to $111 for the comparable period in 2018. The liability is amortized as flow-through eligible Canadian exploration and evaluation expenditures are incurred in the period, which, for the current quarter, totaled $82 compared to $489 for the same period in the previous year.

(5)
For the three months ended December 31, 2019 the Company recorded a gain of $120 on its investment in marketable securities compared to a gain of $14 in Q4 2018, which is driven by the market price of the marketable securities at each period end.

(6)
The loss for the current period included an impairment charge of $337 relating to the acquisition costs that had been recorded by the Company in previous years in relation to its interest in the Baños del Indio property which was written off as at December 31, 2019.

Year ended December 31, 2019 and 2018 (YTD 2019 vs. YTD 2018)

During the year ended December 31, 2019, the Company reported a loss of $13,933 and loss per share of $0.15 compared to a loss of $17,674 and loss per share of $0.21 for the 2018 year. The $3,741 decrease in loss in the current period is driven by a decrease in the current year exploration expenditures, offset by an increase in fees, salaries and employee benefits and the decrease in the amortization of flow-through share premium as further discussed below:

1)
Lower exploration and evaluation costs in the current year of $7,696 compared to $14,653 in 2018. The main driver for this decrease is the significantly smaller scale Canadian exploration programs completed in 2018 which together cost $4,222 in 2019 compared to $10,588 in 2018. Peru work was also limited in the current year while the Company focused its efforts on community relations and obtaining its drill permit at Sombrero;

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.4
Discussion of operations (continued)

Year ended December 31, 2019 and 2018 (YTD 2019 vs. YTD 2018) (continued)

2)
Increase in fees, salaries and other employee benefits of $1,560 in the current year over 2018 relates entirely to the higher share-based compensation resulting from a larger option grant and higher fair value per option calculated in 2019; and

3)
A reduction in other income related to the amortization of the flow-through liability which is driven by the lower flow-through eligible expenditures incurred in the current year, $3,046, compared to $9,416 in the prior year.

Summary of Project Costs

During the year ended December 31, 2019, the Company incurred $960 in mineral property acquisition costs and $7,696 in exploration and evaluation costs on its projects. As at December 31, 2019 the Company wrote off $337 of costs that had been previously capitalized in relation to the Baños del Indio property after making the decision in early 2020 not to proceed any further with the project.

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Acquisition costs
Balance as at December 31, 2018	$18,871	$16,060	$4,141	$39,072
Additions	11	-	949	960
Write off mineral property interests	-	-	(337)	(337)
Change in estimate of provision for site reclamation and closure	203	-	-	203
Currency translation adjustment	-	-	(184)	(184)
Balance as at December 31, 2019	$19,085	$16,060	$4,569	$39,714

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Exploration and evaluation costs
Assaying	$163	$72	$76	$311
Exploration Drilling	378	-	-	378
Camp cost, equipment and field supplies	336	149	278	763
Geological consulting services	145	200	568	913
Geophysical analysis	143	169	-	312
Permitting, environmental and community costs	189	61	1,182	1,432
Expediting and mobilization	102	26	27	155
Salaries and wages	614	174	427	1,215
Fuel and consumables	36	40	23	99
Aircraft and travel	703	187	110	1,000
Share based compensation	218	117	783	1,118
Total for the year ended December 31, 2019	$3,027	$1,195	$3,474	$7,696

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.4
Discussion of operations (continued)

Future operations and 2020 expenditure forecast

The Company’s business objectives for the next twelve to eighteen months are outlined below:

➢
Sombero: During the 2020 year the Company will continue to work towards completing its drill permit in order to commence drilling at the Sombrero main target. Working with local communities to obtain additional access agreements will also remain a focus for the Company in order to initiate its surface work programs at the Nioc and Good Lucky targets, and to complete screening work across other parts of its expansive land package.

➢
Curibaya: The focus for 2020 will be to advance the Curibaya project to drill-ready stage through additional mapping, sampling and the completion of both ground-based and airborne geophysical surveys. Once the targeting is complete, the Company will apply for an FTA drill permit at Curibaya which will allow for up to 20 drill pads.

➢
Committee Bay: Desktop targeting is currently underway to identify areas for future ground based IP surveying. A small field program may be completed in June in order to ground truth the preliminary targets identified from the desktop study.

➢
Homestake Ridge: The Company’s current focus is on the completion of a NI 43-101 preliminary economic assessment which will include an updated resource estimate. Further work at Homestake in 2020 will be subject to the conclusions and recommendations of the preliminary economic assessment.

The Company’s 2020 budget reflects total expenditures of $12.5 million, which include expenditures to execute the 2020 exploration programs as outlined above, with the exception of drilling at Sombrero Main and completion of surface programs in areas to which the Company does not currently have access which have been excluded. Once the Company is able to proceed with such programs the 2020 forecast will be adjusted accordingly. Further to that, budgets for the Canadian project programs will be determined in the first half of 2020 once the results of the 2019 programs have been fully processed.

1.5  Summary of quarterly results

Three months ended	Interest income	Net loss	Comprehensive loss	Loss per share
In thousands of Canadian dollars except per share amounts
	$	$	$	$
December 31, 2019	10	2,990	3,072	0.03
September 30, 2019	14	3,918	3,871	0.04
June 30, 2019	19	5,045	5,139	0.05
March 31, 2019	1	1,926	2,000	0.02
December 31, 2018	33	2,351	2,166	0.03
September 30, 2018	31	7,488	7,545	0.08
June 30, 2018	34	4,372	4,281	0.05
March 31, 2018	12	3,463	3,397	0.04

During the last eight quarters, the Company’s net loss has ranged between $7,488 and $1,926. In the time period reflected, the largest losses are generally recorded in the second and third quarters each year due to the timing of option grants, which typically occur in the second quarter, and the Company’s summer exploration programs at its Canadian projects, which occur during the third quarter. A comparatively high loss was also reported for Q1 2018 which is when the Company completed its initial drill program at its Huilacollo project in Peru.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7 Financial position and liquidity and capital resources

	December 31, 2019	December 31, 2018
Cash and restricted cash and cash equivalents	$775	$1,768
Mineral property interests	$39,714	$39,072
Current liabilities	$4,005	$1,153
Non-current liabilities	$2,134	$1,891

As at December 31, 2019, the Company had unrestricted cash of $660 (December 31, 2018 - $1,653) and a working capital deficit of $2,293 (December 31, 2018 working capital - $1,460) which is primarily related to the requirement to repay the first tranche of the Bridge Loan by September 12, 2020. Contractual obligations as at December 31, 2019 are reflected in the table below and include accounts payable and accrued liabilities of $1,067 and the Bridge Loan payable, including interest accrued-to-date. There is also a minimal amount, $24, of flow-through funds that remain to be spent on exploration at the Committee Bay project in 2020.

Contractual Obligations as of December 31, 2019	Payment terms	Amount
Accounts payable and accrued liabilities	Immediately	$1,067
Committee Bay flow-through expenditure requirements	By Dec 31, 2020	24
Bridge loan and interest payable as at September 30, 2019	By Sep 12, 2020	3,093
Total		$4,184

During the year ended December 31, 2019, the Company used net cash of $10,597 in operating activities compared to $17,844 in the prior year. As discussed in detail above, the primary driver for the decrease in the current periods is in relation to smaller scale Canadian exploration programs in 2019.

Cash used in investing activities during the year ended December 31, 2019 was $917 and $1,438 for 2018. The outflow of cash for all periods was primarily related to the acquisition of mineral properties in Peru.

During the year ended December 31, 2019, the Company generated cash from financing activities of $10,526 through the issuance of common shares and from the advancement of the first $3,000 tranche of the Bridge Loan. Net proceeds of $18,439 during the year ended December 31, 2018 were generated from financing activities through the issuance of common shares.

Although the Company ended 2019 with a working capital deficit of $2,293, in February 2020 the Company completed a private placement for gross proceeds of $15,000 by issuing 9,375,000 shares at a price of $1.60 per share. Concurrent with the 2020 Offering, the Bridge Loan was amended to add certain conversion rights which allow the lender to convert the $3 million of principal that has been advanced to-date, and $123,334 of interest, into common shares at the placement price of $1.60, allowing for the issuance of up to 1,952,084 common shares on conversion. The Loan Amendment also gives the Company the right to require conversion if the Company’s common shares trade on the TSX at a price of $2.50 or more for any five consecutive trading days prior to the loan’s maturity date. The interest rate from the date of the Loan Amendment, being February 6, 2020, has also been reduced from 10% to 5%.

The 2020 Offering has allowed the Company to meet its short term liquidity needs (see contractual obligations above), and leaves sufficient funds to continue with its exploration plans in 2020 and to repay the Bridge Loan in full, if the Lender does not exercise the conversion option. Despite the cash injection from the 2020 Offering, the Company’s ability to continue as a going concern remains dependent upon its ability to obtain the necessary financing going forward and while the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7 Financial position and liquidity and capital resources

Capital Resources

Bridge Loan
On September 12, 2019 the Company entered the Bridge Loan facility for up to $6,000 with a private lender. The Bridge Loan consists of two tranches of $3,000, with the first having been received and the second being conditional upon the mutual agreement of the parties. The Bridge Loan bears interest at 10%, payable annually or on repayment of the principal, and has a term of one year from the date of advancement (the “Maturity Date”), however, can be repaid without penalty at any time after 90 days of advancement at the discretion of the Company. The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets.

In connection with the Bridge Loan, the Company issued 500,000 bonus warrants to the lender which have a term of three years from the date of issue. Each warrant is exercisable into one common share of the Company at a price of $2.00 per common share but cannot be exercised until after the Maturity Date.

The following table reflects the carrying values of the liability and equity components on initial recognition.

	Liability Component	Equity Component	Total

Loan advance received	$2,801	$199	$3,000
Transaction costs	(20)	(1)	(21)
Deferred tax impact	-	(54)	(54)
Impact on statement of financial position	$2,781	$144	$2,925

As at December 31, 2019, $636 from the first Bridge Loan advancement are remaining on hand. As discussed above, the terms of the Bridge Loan were revised by way of the Loan Amendment on February 6, 2020.

July 2019 Private Placement

On July 11, 2019 the Company announced that it had completed a $1,900 non-brokered flow-through private placement. The placement consisted of 633,334 flow-through common shares priced at CAD$3.00 per flow-through share.

The purpose of the financing was to fund the Company’s summer exploration program at its Committee Bay gold project in Nunavut, Canada. As at December 31, 2019, the Company has $24 remaining from this flow-through funding to be incurred in 2020.Share issue costs related to the July 2019 Offering totalled $44. A reconciliation of the impact of the July 2019 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.00 per share	633,334	$1,900
Cash share issue costs	-	(44)
Proceeds net of share issue costs	633,334	$1,856
Flow-through share premium liability	-	(557)
	633,334	$1,299

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

March 2019 Private Placement

On March 27, 2019, the Company completed a non-brokered private placement for gross proceeds of $5,255 million. The placement consisted of 3,284,375 common shares priced at CAD$1.60 per Share.

The net proceeds from the March 2019 Offering have funded continued surface exploration and permitting work at its Sombrero copper-gold project located in Ayacucho, Peru and general working capital and a nominal amount remains at September 30, 2019. Share issue costs related to the March 2019 Offering totalled $186, which included $110 in commissions, and $76 in other issuance costs. A reconciliation of the impact of the March 2019 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.60 per share	3,284,375	$5,255
Cash share issue costs	-	(186)
Proceeds net of share issue costs	3,284,375	$5,069

August 2018 Flow-Through Funding

On August 16, 2018 the Company closed its previously announced non-brokered flow-through private placement for gross proceeds of $7,331. The placement consisted of approximately 2.1 million flow-through common shares priced at CAD$1.60 per flow-through share and approximately 2.2 million charity flow-through shares priced at an average of CAD$ 1.80 per charity flow-through share. Goldcorp Inc. (“Goldcorp”) maintained its pro-rata interest in Auryn (approximately 12.4%) by acquiring 490,000 common shares from the purchasers of the charity flow-through shares.

Share issue costs related to the August 2018 Offering totalled $400, which included $350 in commissions, and $50 in other issuance costs. The gross proceeds from the August 2018 Offering were also offset by $1,742, an amount related to the flow-through share premium liability. A reconciliation of the impact of the August 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.60 per share	2,084,375	$3,335
Flow-through shares issued at $1.75 per share	1,215,000	2,126
Flow-through shares issued at $1.87 per share	1,000,000	1,870
Cash share issue costs	-	(400)
Proceeds net of share issue costs	4,299,375	6,931
Flow-through share premium liability	-	(1,742)
	4,299,375	$5,189

All of the funds have been fully utilized, of which $5,205 and $2,126 was spent on flow-through eligible expenditures at Committee Bay and Homestake, respectively, during the 2018 and 2019 exploration programs. Due to the fact that only flow-through funds were raised in the August 2018 Offering, funds from the March 2018 Offering were used to cover the cash share issuance costs of $400.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

March 2018 Offering

On March 23, 2018 the Company closed the March 2018 Offering by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million. The 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “March 2018 Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The 2018 Flow-Through Shares formed part of a donation arrangement and were ultimately purchased by Goldcorp and enabled Goldcorp to maintain its 12.5% interest in the Company. The proceeds from the sale of the 2018 Flow-Through Shares were used exclusively for exploration on the Company’s Committee Bay project.

A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Cash share issue costs	-	(1,340)
Proceeds net of share issue costs	7,107,211	11,275
Flow-through share premium liability	-	(737)
	7,107,211	$10,538

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

A summary of the intended use of the net cash proceeds of $11,280 is presented as follows:

	Use of Proceeds: Proposed	Intended Use of Proceeds	Actual activities	Actual Use of Proceeds of the Offering	(Over)/under expenditure
Committee Bay & Gibson MacQuoid
Flow-through eligible funds
● 2018 drill and exploration programs
Non-flow -through funds
● Technical studies, permitting and other non-flow-through eligible exploration costs to be incurred in connection with its 2018 exploration program
		$ 2,561 1,928	● flow through E&E ● other E&E	$ 2,561 213	$ 0 1,715
Homestake	Non-flow -through funds ● Technical studies, permitting and other non-flow-through eligible exploration costs to be incurred in connection with its 2018 exploration program	1,286	● other E&E	131	1,155
Peru	Non-flow -through funds ● Exploration expenditures in Peru including the continuation of the Company’s drill program at the Huilacollo project and initial surface work at it Sombrero project	2,571	● Acquisition costs ● E&E	1,382 3,167	(1,978)
Other	General working capital	2,934		3,826	(892)
	Total	$ 11,280		$ 11,280	$ -
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.
The financing was completed on March 23, 2018 and the funds have been fully expended and included both flow-through funds expended on the 2018 Committee Bay mobilization as well as non-flow through funds spent on mineral property acquisitions and exploration in Peru.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

Exercise of Share Options

During the year ended December 31, 2019, 926,250 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $0.62 for gross proceeds of $572. Attributed to these share options, fair value of $489 was transferred from the equity reserves and recorded against share capital.

Other sources of funds

As at December 31, 2019, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

Stock options

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	915,000	$1.30	0.63	915,000	$1.30	0.63
June 20, 2021	2,085,000	2.63	1.47	2,085,000	2.63	1.47
Jan 10, 2022	440,000	3.22	2.03	440,000	3.22	2.03
June 20, 2023	726,875	1.42	3.47	726,875	1.42	3.47
June 26, 2023	900,000	1.42	3.49	900,000	1.42	3.49
Feb 7, 2024	200,625	1.36	4.11	121,875	1.36	4.11
Apr 9, 2024	2,785,000	1.96	4.28	1,407,500	1.96	4.28
Aug 21, 2024	70,000	1.82	4.64	26,250	1.82	4.64
Nov 20, 2024	170,000	1.82	4.89	42,500	1.82	4.89
	8,292,500	$2.00	2.91	6,665,000	$2.02	2.56

Expiry date	Number of warrants	Exercise price	Remaining contractual life (years)
September 12, 2022	500,000*	$2.00	2.70

*The warrants have a term of three years from the date of issue however they do not become exercisable until one year after the advancement of the Bridge Loan.

1.8 Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.9 Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

	Year ended December 31,
	2019	2018
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay and Gibson MacQuoid	$301	$510
Homestake	154	136
Peru	221	179
Fees, salaries and other employee benefits	346	462
Insurance	3	1
Legal and professional fees	2	9
Marketing and investor relations	85	70
Office and administration	327	344
Project investigation costs	44	6
Total transactions for the periods	$1,483	$1,717

1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full time employees and engaging outside professional advisory firms less frequently.

The outstanding balance owing at December 31, 2019 was $235 (December 31, 2018 – $262). In addition, the Company had $150 on deposit with UMS as at December 31, 2019 (December 31, 2018 - $150).

1.10
Subsequent events

Private Placement and Loan Amendment

In February 2020, the Company closed a non-brokered private placement for gross proceeds of $15,000 which was closed in two tranches and consisted of 9,375,000 common shares (the “2020 Shares”) priced at CAD$1.60 per 2020 Share, and total insider participation of 271,875 Shares for proceeds of $435,000.

The Company intends to use the net proceeds from the 2020 Offering to fund continued surface exploration at its Sombrero and Curibaya projects located in southern Peru and for general working capital.

The 2020 Shares are subject to a four-month hold period and will not be registered in the United States. A total of $59,000 was paid in commissions for the 2020 Offering.

Concurrent with the closing of the first tranche of the 2020 Offering, on February 6, 2020, the Company entered the Loan Amendment which provides mutual conversion rights to the lender and the Company, and also reduces the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Loan Amendment, the lender has the right to convert the $3 million of principal that has been advanced to-date, and $123,334 of interest that has accrued to-date, into common shares at the price of $1.60, while the Company has the right to require conversion if the Company’s common shares trade on the TSX at a price of $2.50 or more for any five consecutive trading days prior to the loan’s maturity date.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.10
Subsequent events (continued)

Temporary Suspension of Peru Operations and Other Impacts of COVID-19

On March 15, 2020 the Peruvian government mandated a 15 day lockdown of the country, including prohibiting movements within the country, in response to the COVID-19 pandemic. As a result, the Company has recalled all personnel from the field and will only restart operations once permitted by the government and once the Company is confident that it is safe for its employees to do so.

In addition to the suspension of Peruvian operations, the Company has given all office employees the option to work from home consistent with current government recommendations. As the situation surrounding COVID-19 is developing daily, the Company expects such disruptions, mainly its current inability to conduct field programs, to result in some delay in the Company’s business. At this time, delays are not expected to be long term however the Company will continue to monitor the situation closely.

1.11
Proposed transactions

None

1.12
Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.
Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

The Company does not have any provisions recorded as at December 31, 2019 and 2018, other than that related to the reclamation obligations which are discussed below.

ii.
Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

The key assumptions on which the present value of the future estimated cash flows is based are:

● Undiscounted cash flow for site reclamation of $2,658 (December 31, 2018 - $2,545)
● Expected timing of future cash flows is based on mining leases expiration, which is between 2026 - 2035
● Annual inflation rate 2% (December 31, 2018 - 2%)
● Risk-free interest rate 1.76% (December 31, 2018 - 2.41%)

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.12
Critical accounting estimates (continued)

iii.
Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Upon initial recognition of the Bridge Loan, management had to estimate the Company’s effective interest rate which was needed in order to fair value the debt component and determine the residual amount to be allocated to the warrants.

iv.
Share-based compensation

The Company determines the fair value of stock options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

The fair value of the share-based options granted during year ended December 31, 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years ended December 31,
	2019	2018
Risk-free interest rate	1.59%	1.97%
Expected dividend yield	Nil	Nil
Share price volatility	62%	67%
Expected forfeiture rate	0%	0%
Expected life in years	4.33	4.36

v.
Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

The Company’s deferred tax assets and liabilities were determined using a future income tax rate of 27% in Canada and 29.5% in Peru.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.13
Changes in accounting policies including initial adoption

The Company has adopted the following new accounting standards and policies effective January 1, 2019:

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company has made the following elections under IFRS 16:

●
to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short term leases (lease term of 12 months or less) and low value assets; and

●
to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

The adoption of IFRS 16 did not have a material impact on the Company’s financial statements. Due to the seasonality of the Company’s exploration programs, its exploration and other contracts are short-term in nature and therefore are exempt from the recognition provisions of IFRS 16.

New and amended accounting standards not yet effective for the year ended December 31, 2019

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not.

The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment.

The adoption of the amended standard will not have an immediate impact on the Company’s consolidated financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

1.14
Financial instruments and other instruments

As at December 31, 2019, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, accounts payables and accrued liabilities and the Bridge Loan. The fair values of these financial instruments, other than the marketable securities and the Bridge Loan, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, which were classified under level 1 of the fair value hierarchy, are measured at fair value using their quoted market price at period end. The Bridge Loan, on initial recognition, was measured at fair value under level 2 of the fair value hierarchy and was subsequently measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk. Details of the primary risks that the Company is exposed to are laid out in the notes to the Company’s consolidated financial statements.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.15
Other requirements

Capital structure

Authorized: Unlimited number of common shares
Number of common shares issued and outstanding as at March 19, 2020: 104,681,775
Number of common shares issued and outstanding as at December 31, 2019: 95,231,775

Share based options as at March 19, 2020:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	915,000	$1.30	0.41	915,000	$1.30	0.41
June 20, 2021	2,085,000	2.63	1.25	2,085,000	2.63	1.25
Jan 10, 2022	440,000	3.22	1.81	440,000	3.22	1.81
June 20, 2023	651,875	1.42	3.25	651,875	1.42	3.25
June 26, 2023	900,000	1.42	3.27	900,000	1.42	3.27
Feb 7, 2024	200,625	1.36	3.89	148,125	1.36	3.89
April 9, 2024	2,755,000	1.96	4.06	1,721,875	1.96	4.06
Aug 21, 2024	70,000	1.82	4.43	35,000	1.82	4.43
Nov 20, 2024	170,000	1.82	4.68	63,750	1.82	4.68
	8,187,500	$2.00	2.68	6,960,625	$2.02	2.42

The Company has 200,000 share purchase warrants outstanding as at March 19, 2020 as reflected in Section 1.6/1.7.

Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company have in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2019 from which management concluded that the Company’s DC&P are effective as at December 31, 2019 in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the required time periods.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.15
Other requirements (continued)

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

●
pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.
It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

As part of its annual evaluation process, management engaged a third party consultant to perform testing over the design and effectiveness of ICFR as at December 31, 2019. This testing was done under the supervision of the CEO and CFO to support management’s evaluation of the key controls based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management concluded that the Company’s ICFR was effective as of that date.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”
Shawn Wallace
President and Chief Executive Officer
March 19, 2020